Filed Pursuant to Rule 433

Registration Statement No. 333-277241

April 29, 2025

Final Term Sheet

Fiserv Funding Unlimited Company, as Issuer

Fiserv, Inc., as Guarantor

€750,000,000 2.875% SENIOR NOTES DUE 2028 (the “2028 Notes”)

€775,000,000 3.500% SENIOR NOTES DUE 2032 (the “2032 Notes”)

€650,000,000 4.000% SENIOR NOTES DUE 2036 (the “2036 Notes”)

(together, the “Notes”)

Issuer:	Fiserv Funding Unlimited Company

Guarantor:	Fiserv, Inc.

Format:	SEC Registered

Guarantor Ratings (Moody’s / S&P)*:	Baa2 / BBB (Stable / Stable)

Expected Ratings (Moody’s / S&P)*:	Baa2 / BBB (Stable / Stable)

Trade Date:	April 29, 2025

Settlement Date (T+4)**:	May 7, 2025

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for general corporate purposes, which may include the repayment of the Guarantor’s commercial paper notes, the Guarantor’s 3.850% senior notes due June 2025 and the Guarantor’s 2.250% senior notes due July 2025.

Optional Tax Redemption:	The Notes may be redeemed, at any time, at the Issuer’s option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes then outstanding, plus accrued and unpaid interest on the principal amount being redeemed (and any Additional Amounts (as defined in the preliminary prospectus supplement)) to (but excluding) the redemption date, if (i) as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of a Taxing Jurisdiction (as defined under “Description of Notes—Payment of Additional Amounts” in the preliminary prospectus supplement), or any amendment to or change in an official interpretation, administration or application of such laws, rules or regulations, which change or amendment becomes effective or, in the case of a change in official position, is announced on or after the issue date of the notes (or, if the Taxing Jurisdiction became a Taxing Jurisdiction on a later date, after such later date), the Issuer or the Guarantor has or will become obligated to pay Additional Amounts in respect of a series of notes, and (ii) such obligation cannot be avoided by the Issuer or the Guarantor taking reasonable measures available to it.

Joint Book-Running Managers:

J.P. Morgan Securities plc

Citigroup Global Markets Limited

MUFG Securities (Europe) N.V.

Wells Fargo Securities International Limited

BofA Securities Europe SA

PNC Capital Markets LLC

The Toronto-Dominion Bank

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Deutsche Bank Aktiengesellschaft

Co-Managers:

Banco Santander, S.A.

Bank of Montreal Europe plc

Capital One Securities, Inc.

Mizuho International plc

NatWest Markets Plc

Scotiabank (Ireland) Designated Activity Company

Fifth Third Securities, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

Comerica Securities, Inc.

Siebert Williams Shank & Co., LLC

UniCredit Bank GmbH

WauBank Securities LLC

Target Market/PRIIPs/UK PRIIPs:	MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Listing:	The Issuer intends to list the Notes on the New York Stock Exchange.

Day Count Convention:	Actual / Actual (ICMA)

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Terms Applicable to 2.875% Senior Notes due 2028

Aggregate Principal Amount:	€750,000,000

Maturity Date:	June 15, 2028

Interest Payment Dates:	June 15 of each year, beginning June 15, 2025

Benchmark Bund:	OBL 2.200% due April 13, 2028

Benchmark Bund Price / Yield:	101.13% / 1.803%

Spread to Benchmark Bund:	109.9 bps

Mid Swaps Yield:	2.002%

Spread to Mid Swaps:	90 bps

Yield to Maturity:	2.902%

Coupon:	2.875%, payable annually in arrears

Price to Public:	99.925% of the principal amount

Optional Redemption:	Make-Whole Call: Prior to May 15, 2028 at DBR + 20 bps Par Call: On or after May 15, 2028

ISIN/Common Code/CUSIP:	XS3060656884 / 306065688 / 337735 AA2

Terms Applicable to 3.500% Senior Notes due 2032

Aggregate Principal Amount:	€775,000,000

Maturity Date:	June 15, 2032

Interest Payment Dates:	June 15 of each year, beginning June 15, 2025

Benchmark Bund:	DBR 0.000% due February 15, 2032

Benchmark Bund Price / Yield:	86.20% / 2.211%

Spread to Benchmark Bund:	140.0 bps

Mid Swaps Yield:	2.311%

Spread to Mid Swaps:	130 bps

Yield to Maturity:	3.611%

Coupon:	3.500%, payable annually in arrears

Price to Public:	99.321% of the principal amount

Optional Redemption:	Make-Whole Call: Prior to March 15, 2032 at DBR + 25 bps Par Call: On or after March 15, 2032

ISIN/Common Code/CUSIP:	XS3060660050 / 306066005 / 337735 AB0

Terms Applicable to 4.000% Senior Notes due 2036

Aggregate Principal Amount:	€650,000,000

Maturity Date:	June 15, 2036

Interest Payment Dates:	June 15 of each year, beginning June 15, 2025

Benchmark Bund:	DBR 0.000% due May 15, 2036

Benchmark Bund Price / Yield:	75.16% / 2.621%

Spread to Benchmark Bund:	149.6 bps

Mid Swaps Yield:	2.517%

Spread to Mid Swaps:	160 bps

Yield to Maturity:	4.117%

Coupon:	4.000%, payable annually in arrears

Price to Public:	98.981% of the principal amount

Optional Redemption:	Make-Whole Call: Prior to March 15, 2036 at DBR + 25 bps Par Call: On or after March 15, 2036

ISIN/Common Code/CUSIP:	XS3060660563 / 306066056 / 337735 AC8

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: The Issuer expects to deliver the Notes against payment for the Notes on the fourth business day following the Trade Date (“T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day prior to the date of delivery, by virtue of the fact that the Notes initially will settle in T+4, may be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during the period described above should consult their own advisors.

The Issuer has filed a Registration Statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities plc at +44-207-134-2468 (non-U.S. investors) or at + 1-212-834-4533 (U.S. investors), Citigroup Global Markets Limited at +1-800-831-9146, MUFG Securities (Europe) N.V. at +1-877-649-6848 or Wells Fargo Securities International Limited at +44-203-942-8538.

Relevant stabilization regulations including FCA/ICMA will apply.

The Notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about May 7, 2025 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any Notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

The communication of this term sheet and any other document or materials relating to the issue of the Notes is not being made by, and such documents or materials have not been approved by, an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to, and only directed at persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) are high net worth companies, or other persons to whom it may be lawfully communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are outside the United Kingdom (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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